Filed by American International Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934
Subject Company: American International Group, Inc.
Commission File No. 001-08787
American International Group, Inc.
Registration Statement on Form S-4
Registration No. 333-169849

Contact:	Mark Herr News Media (O): 212-770-3505 (C): 718-685-9348 Teri Watson Investment Community 212-770-7074
AIG EXTENDS OFFER TO EXCHANGE ITS EQUITY UNITS
NEW YORK, November 10, 2010, American International Group, Inc. (AIG) announced today that it has extended its offer to exchange up to 74,480,000 of its Equity Units consisting of Corporate Units for consideration per Corporate Unit equal to 0.09867 shares of its common stock plus $3.2702 in cash. The exchange offer, which was commenced on October 8, 2010 and was previously scheduled to expire at 11:59 p.m., New York City time, on November 10, 2010, will now expire at 11:59 p.m., New York City time, on November 17, 2010, unless further extended or earlier terminated by AIG. All other terms of the exchange offer remain the same.
     As of 3:00 p.m., New York City time, on November 10, 2010, 41,138,605 Corporate Units had been validly tendered and not withdrawn.
     A registration statement relating to the common stock to be issued in the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. The common stock being offered in the exchange offer may not be sold nor may offers to exchange be accepted prior to the time that the registration statement related to the exchange offer becomes effective. This press release shall not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange nor shall there be any sale or exchange of the common stock in any state or other jurisdiction in which such an offer, solicitation, sale, exchange or purchase would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
     BofA Merrill Lynch, Citi, Deutsche Bank Securities and J.P. Morgan Securities LLC are acting as dealer managers for the exchange offer. Global Bondholder Services Corporation is acting as information and exchange agent for the exchange offer. Information concerning the terms of the exchange offer may be obtained by contacting BofA Merrill Lynch at 888-292-0070 (toll-free) or 980-683-3215 (collect) or Citi at 800-558-3745 (toll-free) or 212-723-6106 (collect). Copies of the registration statement, exchange offer prospectus, letter of transmittal and other materials related to the exchange offer, may be obtained at no charge from the information and exchange agent at 212- 430-3774 (collect) or 866-873-7700 (toll-free) or from the Securities and Exchange Commission’s Web site at www.sec.gov. Information on the procedures for tendering in the exchange offer may be obtained by contacting the information and exchange agent at the telephone number provided above. The materials related to the exchange offer contain important information that should be read carefully before any decision is made with respect to the exchange offer.

180 Maiden Lane  •  New York, NY 10038

     Certain statements in this press release, including those describing the completion of the exchange offer, constitute forward-looking statements. These statements are not historical facts but instead represent only AIG’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside AIG’s control. It is possible that actual results will differ, possibly materially, from the anticipated results indicated in these statements. Factors that could cause actual results to differ, possibly materially, from those in the forward-looking statements are discussed throughout Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Part II, Item 1A. Risk Factors of AIG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, AIG’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 and of AIG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, throughout Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Part I, Item 1A. Risk Factors of AIG’s Annual Report on Form 10-K for the year ended December 31, 2009 (including Amendment No. 1 on Form 10-K/A filed on March 31, 2010 and Amendment No. 2 on Form 10-K/A filed on August 24, 2010), and in the “Risk Factors” section of the preliminary prospectus relating to the exchange offer.
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     American International Group, Inc. (AIG) is a leading international insurance organization with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services around the world. AIG common stock is listed on the New York Stock Exchange, as well as the stock exchanges in Ireland and Tokyo.
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